ARGUSS COMMUNICATIONS, INC.
One Church Street - Suite 302
Rockville, MD 20850

December 20, 2001

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20649

Ladies and Gentlemen:

          Reference is hereby made to a Registration Statement on Form S-3 (No. 333-75370) filed by Arguss Communications, Inc. (the "Company") with the Securities and Exchange Commission on December 18, 2001.

          The Company hereby makes application, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement. No securities to be registered under that Registration Statement have been sold. The selling shareholder named in that Registration Statement desires to not have his shares registered at this time.

          If you have any questions about this application, please contact either the undersigned or our counsel, Richard Krantz of the firm of Robinson & Cole LLP, 695 East Main Street, Stamford, Connecticut 06904, telephone number 203-462-7505.

Very truly yours, ARGUSS COMMUNICATIONS, INC. /s/ Rainer Bosselmann Rainer Bosselmann President and Chief Executive Officer